August 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that Tribune Media Company has included disclosure with respect to certain activities described in Section 13(r) in its Quarterly Report on Form 10-Q for the period ended June 30, 2015 (the “Form 10-Q”), which was filed with the U.S. Securities and Exchange Commission on August 13, 2015. The disclosure can be found on page 75 of the Form 10-Q and is incorporated by reference herein.

Respectfully submitted

Tribune Media Company

By:	/s/ Edward P. Lazarus
Name:	Edward P. Lazarus
Title:	Executive Vice President, General Counsel and Corporate Secretary